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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LARSCOM INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51729Y 20 7

(Cusip Number)

Einar M. Rod, Esq.
Axel Johnson Inc.
300 Atlantic Street
Stamford, CT 06901-3530
(203) 326-5200

copies to:
Jamie Chung, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, CA 94111
(415) 693-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51729Y 20 7			Page 2 of 7

1.	Name of Reporting Person: Axel Johnson Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,428,571(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,428,571(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,428,571(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.3%

14.	Type of Reporting Person (See Instructions): CO

(1) Antonia Ax:son Johnson (“Antonia Johnson”), by virtue of her beneficial ownership of all of the outstanding shares of Axel Johnson Inc., has the right to receive and the power to direct the receipt of dividends for, or the proceeds from the sale of the Common Stock of Larscom.

2

ITEM 1.	SECURITY AND ISSUER

     This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Larscom Incorporated (“Larscom”). The principal executive offices of Larscom are located at 1845 McCandless Drive, Milpitas, CA 95035.

ITEM 2.	IDENTITY AND BACKGROUND

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The following paragraph is added after the last paragraph of Item 3:

     “Following consummation of the Merger, the obligations of Reporting Person under the Voting Agreement have been terminated in accordance with its terms and, therefore, Reporting Person and VINA no longer have shared voting power over the Reporting Person’s securities.”

ITEM 4.	PURPOSE OF TRANSACTION

     The following paragraph is added after the last paragraph of Item 4:

     On June 3, 2003, at a special meeting of the stockholders of the Issuer, a majority of the stockholders voted to approve the issuance of Larscom common stock in connection with the Merger. In addition, a majority of the stockholders of Issuer voted to approve a one-for-seven reverse stock split and reclassification of the Class A common stock and Class B common stock of Issuer. As a result, every 7 shares of Class A common stock and every 7 shares of Class B common stock of Issuer were reclassified into 1 share of common stock of the Issuer. The Merger and reverse stock split and reclassification were all consummated on June 5, 2003.

     Following consummation of the Merger, the obligations of Reporting Person under the Voting Agreement have been terminated in accordance with its terms and, therefore, Reporting Person and VINA no longer have shared voting power over the Reporting Person’s securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person is the beneficial owner of 1,428,571 shares of Common Stock of Larscom. In the aggregate, such shares collectively represent approximately 28.1% of the outstanding Common Stock of Larscom, based upon 5,057,655 shares of Common Stock reported as outstanding on June 5, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

(b)	Antonia Johnson, by virtue of her beneficial ownership of all of the outstanding shares of Axel Johnson has the shared right to direct the vote of the shares held by Axel Johnson.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

3.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

     None.

[signature page follows]

4.

ITEM 8.	SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2003

(Date)

AXEL JOHNSON, INC

/s/ Einar M. Rod

(Signature)

Einar M. Rod, Vice President,

General Counsel & Corporate Secretary

(Name/Title)

5.